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                                                             Exhibit 99.1

                                   RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and the other information in this prospectus before deciding to convert your units.

TAX CONSEQUENCES OF EXCHANGE OF UNITS - YOU MAY INCUR TAX IF YOU CONVERT YOUR UNITS.

If you decide to convert your units, you will be taxed as if you had sold the units. You will have taxable income equal to the amount of cash you receive or the value of the stock you receive, as the case may be, plus the amount of any BRI Partnership liabilities allocable to your units at the time you sell them. You may recognize more gain or have to pay more tax than the amount of cash or the value of the stock you receive from the sale. If you sell some or all of the stock you receive to raise money to pay the tax, the market price of the stock may have declined from the time when you converted your units.

CHANGE IN INVESTMENT UPON REDEMPTION OF UNITS - IF YOU CONVERT YOUR UNITS, YOU WILL HAVE A DIFFERENT KIND OF INVESTMENT.

If you convert some or all of your units, BRI Partnership will decide whether you receive cash or stock. If you receive cash, you will have no interest in Berkshire or BRI Partnership, except to the extent that you retain units, which means:

     - You will not benefit from any future increases in the value of Berkshire's stock.

     - You will not receive any future distributions from Berkshire or BRI Partnership.

If you receive stock, you will become a shareholder of Berkshire rather than a partner in BRI Partnership.

DEVELOPMENT AND ACQUISITION

WE ACQUIRE NEW PROPERTIES FROM TIME TO TIME, AND THOSE ACQUISITIONS MAY REDUCE THE VALUE OF YOUR INVESTMENT.

Berkshire regularly considers acquiring additional apartment communities. Acquisitions involve several risks, including the following:


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     -    Acquired properties may not perform as well as Berkshire expected before acquiring them.

     - Improvements to the properties may cost more than Berkshire had estimated.

     - The costs of evaluating properties that are not acquired cannot be recovered.

     - Berkshire has acquired properties by issuing units and has had to agree with the sellers not to sell the properties or refinance the debt on them for various periods of time. These restrictions may keep us from taking actions that would otherwise be in the best interests of the shareholders. Berkshire may in the future acquire apartment communities for units and may have to agree to similar restrictions.

WE DEVELOP NEW APARTMENT COMMUNITIES FROM TIME TO TIME, AND THESE ACTIVITIES MAY REDUCE THE VALUE OF YOUR INVESTMENT.

Berkshire plans to continue developing new apartment communities as opportunities arise in the future. Development and construction activities entail a number of risks, including the following:

     - We may abandon a project after spending time and money determining its feasibility.

     -    Construction costs may exceed the original estimates.

     - The revenue from a new project may not be enough to make it profitable.

     - Berkshire may not be able to obtain financing on favorable terms for development of a property.

     - We may not complete construction and lease up on schedule, resulting in increased costs.

     - Berkshire may not be able to obtain, or may be delayed in obtaining, necessary governmental permits.

     - Even successful projects require a substantial portion of management's time and attention.


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WE ARE REQUIRED TO SUBMIT TO SHAREHOLDERS A VOTE REGARDING
LIQUIDATION.

Our charter requires the Board of Directors to prepare and submit to shareholders a proposal to liquidate Berkshire's assets and distribute the net proceeds to the shareholders. We have filed preliminary proxy materials with the SEC relating to this proposal. Berkshire will adopt the liquidation proposal only if shareholders holding a majority of the shares then outstanding approve it. If Berkshire were liquidated, you might receive proceeds that were less than the value of the stock at the time you converted your units. Submitting this proposal to shareholders will cause us to incur costs associated with the shareholder solicitation regardless of the outcome of the vote.

THE INDUSTRY WE OPERATE IN HAS RISKS THAT MAY CAUSE YOUR INVESTMENT TO DECLINE IN VALUE.

Owning real estate involves a variety of risks, including the risks described below:

REALIZING A PROFIT FROM OWNING APARTMENT COMMUNITIES DEPENDS ON MANY FACTORS.

Berkshire invests in apartment communities and therefore is subject to the various risks generally related to owning and developing real property. The value of Berkshire's apartment communities and our ability to distribute cash to shareholders will depend on how well we operate and develop our properties. These are some of the things that may adversely affect our results:

     - Changes in national and local economic conditions, such as oversupply of apartment units or reduction in demand for apartment units in our markets.

     -    The attractiveness of our apartments to tenants.

     - Changes in interest rates and the availability, cost and terms of mortgage financings.

     - The ongoing need for capital improvements in our properties, particularly in older structures.


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     -    Changes in real estate tax rates and other operating expenses.

     - Changes in governmental rules and fiscal policies and changes in zoning laws.

     - Civil unrest, acts of God, including natural disasters which may result in uninsured losses, acts of war and other factors beyond our control.

OUR BUSINESS DEPENDS ON THE PERFORMANCE OF FOUR MARKETS.

We have made almost all of our investments in Florida, Texas and the Mid-Atlantic and Southeastern United States. Therefore, Berkshire's results will depend to a great extent on the economic conditions in these markets as well as the market for apartment communities generally.

REGULATIONS MAY CAUSE OUR COSTS TO INCREASE OR LIMIT OUR ABILITY TO INCREASE OUR REVENUE.

Many federal, state and local zoning, subdivision, planning, building, environmental and other land use laws and regulations govern real estate. These laws and regulations may place significant restrictions on our ability to develop or improve our real estate. Even unintentional violations of these laws and regulations by us or by our tenants may force us to take corrective action or pay substantial penalties. In particular, various laws and regulations may restrict the amount and process by which we may raise rents, as well as our right to convert a property to other uses, such as condominiums or cooperatives.

WE MAY LOSE SOME OF OUR PROPERTY TO CASUALTIES OR TAKINGS.

Conditions existing on real property may result in injury to people. BRI Partnership may incur liability as a result of such injuries. Such liability may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and conditions of the property. In addition, our properties may suffer loss in value due to causalities such as fire or hurricanes. These losses may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of the property. Should an uninsured loss occur, Berkshire could lose both its investment in and anticipated profits and cash flow from a property. Real estate may also be taken, in whole or in part, by public authorities for public purposes in eminent domain proceedings. Awards resulting from such


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proceedings may not adequately compensate Berkshire for the value lost.

WE MAY NOT BE ABLE TO SELL OUR ASSETS AT THE OPTIMAL TIME.

Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. If we must sell an investment, we may not be able to sell the investment in the time period we desire or at a price that will recoup or exceed the amount of our cost for the investment.

OUR EXPENSES MAY INCREASE, RESULTING IN A DECREASE OF THE FUNDS AVAILABLE TO PAY DIVIDENDS TO SHAREHOLDERS.

BRI Partnership must pay the expenses associated with operating its apartment communities. These expenses include:

     -    cleaning
     -    electricity
     -    heating, ventilation and air conditioning
     -    elevator repair and maintenance
     -    insurance and administrative costs
     - other general costs associated with security, landscaping, repairs and maintenance

If these expenses increase, the local rental market may limit the extent to which we may increase rents to meet these increased operating expenses without decreasing occupancy rates. If these operating expenses increase faster than rental rates, our results of operations, financial condition and ability to pay distributions to shareholders could be adversely affected.

WE MAY INCUR COSTS IF WE DO NOT COMPLY WITH THE FAIR HOUSING AMENDMENTS ACT AND AMERICANS WITH DISABILITIES ACT.

The Fair Housing Amendments Act imposes requirements related to access by physically handicapped persons on multifamily properties first occupied after March 13, 1991 or for which construction permits were obtained after June 15, 1990. If Berkshire does not comply with this statute, we might have to pay fines to the United States government or damages to private litigants.

All of our properties must comply with the Americans with Disabilities Act to the extent such properties are "public accommodations" or


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"commercial facilities," as defined by this statute. The law requires that facilities, including leasing offices, open to the general public be made accessible to people with disabilities. Individual apartment units are not considered public accommodations for these purposes . Compliance with this law's requirements could require removal of access barriers and other capital improvements to the public areas of Berkshire's properties. Noncompliance could result in imposition of fines by the United States government or an award of damages to private litigants. If any changes to our properties subsequently are required that involve material expenditures, our results of operation, financial condition and ability to make expected distributions to shareholders could be adversely affected.

OUR JOINT VENTURE PARTNERS MAY HAVE DIFFERENT INTERESTS THAN WE DO, RESULTING IN A LOSS OF VALUE OF SOME OF OUR PROPERTIES OR AN INABILITY TO TAKE ADVANTAGE OF FAVORABLE OPPORTUNITIES.

Any of our investments in a joint venture partnership which owns property may involve risks which would not be present in a direct investment in real estate. For example, our joint venture partner may experience financial difficulties and may at any time have economic or business interests or goals which are inconsistent with our business interests and goals or contrary to our policies or objectives. Our partner might take actions that would subject the property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement. In addition, we might reach an impasse with our partner since either party may disagree with a proposed transaction involving the property owned by the joint venture and impede any proposed action.

FINANCINGS

WE MAY NOT BE ABLE TO MAKE THE REQUIRED PAYMENTS ON OUR DEBT.

As of March 31, 1999, we had approximately $609,663,000 of total debt.
Payments of principal and interest on mortgage borrowings may leave us with insufficient cash resources to operate our apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT.

If we cannot make payments on a loan secured by a mortgage, the lender could foreclose on the property securing the loan. If this happens, Berkshire will lose the income from the property and any value the property had. Even if a loan is nonrecourse, the lender might


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have the right to recover deficiencies arising from fraud, environmental liabilities or other circumstances. Foreclosure could also create taxable income without producing any cash, thereby reducing our cash available for distribution and hindering our ability to meet the tax requirements for a REIT.

In connection with acquiring 39 properties in exchange for units, we agreed to maintain prescribed levels of nonrecourse debt on these properties. The purpose of these agreements was to minimize the tax consequences of the acquisitions to the unit recipients. If we do not maintain the required level of debt, we would be in default under these agreements and could be liable to the holders of the units.

WE MAY NOT BE ABLE TO REFINANCE OUR DEBT WHEN IT COMES DUE.

When any of our debt secured by real property comes due, we will have to refinance the debt or sell the property that secures the debt. If the interest rate on the new debt is higher than the rate on the old debt, our costs will increase. Our ability to refinance any of this debt and the terms on which we might refinance will depend upon economic conditions in general and specifically on conditions in the capital markets. We cannot guarantee that we could refinance or repay any of these mortgage loans at maturity.

WE DO NOT HAVE A LIMIT ON HOW MUCH DEBT WE CAN INCUR.

We currently have a policy of incurring debt only if upon such incurrence the ratio of Berkshire's debt to the value of its assets would be 50% or less. Although we have adopted this policy, Berkshire's governing documents contain no limitation on the amount of indebtedness Berkshire may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary for Berkshire to continue to qualify as a REIT.

THE INTEREST RATES OF OUR CREDIT FACILITY MAY INCREASE, WHICH WOULD RESULT IN A REDUCTION OF FUNDS AVAILABLE TO PAY DIVIDENDS TO SHAREHOLDERS.

Outstanding advances under our credit facility bears interest at a variable rate. As of March 31, 1999, this credit facility had an outstanding balance of $173,100,000. We may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase Berkshire's interest expense, which could adversely affect Berkshire's results of operations, financial condition and ability to pay


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expected distributions to shareholders. An increase in interest expense could also cause us to be in default under our credit facilities.

POTENTIAL ENVIRONMENTAL LIABILITY - OUR PROPERTIES MAY HAVE
ENVIRONMENTAL CONTAMINATION, WHICH COULD REDUCE THE VALUE OF YOUR
INVESTMENT.

Various federal, state and local environmental laws, ordinances and regulations subject property owners or operators to liability for the costs of removal or remediation of some hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of, or the failure to properly remediate, such substances may adversely affect our ability to sell or rent the property or to borrow using the property as collateral.

Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Third parties may seek recovery from owners or operators of such properties or persons who arranged for the disposal or treatment of hazardous or toxic substances. Therefore, owners and operators are potentially liable for removal or remediation costs, as well as other related costs, including governmental fines and injuries to persons and property, related to such facilities.

ANTI-TAKEOVER PROVISIONS - BECAUSE OUR GOVERNING DOCUMENTS CONTAIN PROVISIONS THAT MAY INHIBIT A TAKEOVER OF BERKSHIRE, YOU MAY NOT HAVE THE OPPORTUNITY TO REALIZE A PREMIUM ON YOUR INVESTMENT.

Our charter places restrictions on the accumulation of shares in excess of 9.8% of the number of outstanding shares of common stock, subject to exceptions permitted with the approval of the Board of Directors to allow (1) underwritten offerings, or (2) the sale of equity securities in circumstances where the Board of Directors determines Berkshire's REIT federal tax status will not be jeopardized. This ownership limitation may:

     -    discourage a change in control of Berkshire.

     - deter tender offers for the common stock, which offers may be advantageous to shareholders.


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     -    limit the opportunity for shareholders to receive a premium for their shares of common stock that might otherwise exist.

Under Berkshire's charter, the election of directors is staggered such that approximately one-third of the directors are elected to three-year terms each year. This provision may discourage a change in control of Berkshire. In addition, the governing documents require a supermajority vote to amend those portions of the governing documents which concern:

     -    the definition of "supermajority".

     -    the requirements for amending the governing documents.

     -    the requirements regarding excess share ownership.

     -    the actions which require a supermajority vote.

     -    the requirements regarding business combinations.

Additional provisions of the governing documents restrict the shareholders' ability to nominate candidates for election as directors and to alter, amend and adopt provisions inconsistent with, or to repeal some provisions of, the governing documents. In addition, Berkshire is subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations between Berkshire and its shareholders.

Any of the provisions discussed above may have the effect of delaying, deferring or preventing a transaction or change in control of Berkshire that might involve a premium price for the shares of common stock or that otherwise might be in the best interest of our shareholders.

Berkshire has an authorized class of 60,000,000 shares of preferred stock. Currently Berkshire has approximately 2.7 million shares of its 1997 Series-A Preferred Stock outstanding. The Board of Directors may issue the remaining 57.3 million shares on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending on its rights, preferences, and designations, may have the effect of delaying, deterring, or preventing a change in control of Berkshire.

OUR GOVERNING DOCUMENTS CONTAIN NO RESTRICTIONS ON THE TYPES OF INVESTMENTS WE MAY MAKE, WHICH MAY RESULT IN A


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PORTFOLIO SIGNIFICANTLY DIFFERENT FROM THE ONE IN EXISTENCE AT THE TIME YOU
ELECT TO CONVERT YOUR UNITS.

Berkshire's Board of Directors may change its investment policies without a vote of the shareholders. Consequently, shareholders will have no direct control over the kinds of investments Berkshire makes.

TAX

WE MAY FAIL TO QUALIFY AS A REIT, WHICH WOULD RESULT IN A REDUCTION OF FUNDS AVAILABLE TO DISTRIBUTE TO SHAREHOLDERS.

To maintain our status as a REIT, we must continually meet specified criteria concerning, among other things, our common stock ownership, the nature of our assets, the sources of our income and the amount of distributions we make to shareholders.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be taxed on our income at regular corporate tax rates. If our status as a REIT were terminated, we might not be able to elect to be treated as a REIT for the following five-year period. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved.

BECAUSE THE TAX LAWS REQUIRE US TO DISTRIBUTE MOST OF OUR TAXABLE INCOME, WE MAY HAVE TO BORROW ADDITIONAL FUNDS OR FORGO OTHER USES OF OUR CAPITAL.

To qualify as a REIT, we generally are required each year to distribute to our shareholders at least 95% of our taxable income, excluding any net capital gain. In addition, Berkshire is subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by it with respect to any calendar year are less than the sum of:

     -    85% of its ordinary income for that year,

     -    95% of its capital gain net income for that year, and

     -    100% of its undistributed taxable income from prior years.

We may have to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. The requirement to distribute a substantial portion of our net taxable income

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could cause us to distribute amounts that otherwise would be spent on future acquisitions, capital expenditures or repayment of debt. In that event, we might have to borrow funds or sell assets to fund the costs of such items.


IF BRI PARTNERSHIP FAILS TO QUALIFY AS A PARTNERSHIP, WE WILL HAVE LESS CASH AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS.

We have not requested, and do not expect to request, a ruling from the Internal Revenue Service that BRI Partnership and each of its noncorporate operating subsidiaries will be classified as partnerships for federal income tax purposes. If the agency were to successfully challenge the tax status of BRI Partnership or any noncorporate operating subsidiary as a partnership for federal income tax purposes, BRI Partnership or the noncorporate subsidiary would be taxed as a corporation. If that happened, Berkshire would likely cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on BRI Partnership would reduce substantially the amount of cash available for distribution from BRI Partnership to Berkshire and its shareholders.

CHANGES IN TAX LAW MAY AFFECT THE VALUE OF OUR ASSETS AND YOUR INVESTMENT.

The current federal income tax treatment of an investment in Berkshire may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. In addition to any direct effects which such changes might have, such changes might also indirectly affect the market value of all real estate investments and, consequently, our ability to realize our business objectives.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Any statements that are not statements of historical fact may be forward-looking statements. Words such as "believes," "may," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in the section titled "Risk Factors" and other factors noted throughout this prospectus, including risks and uncertainties, could cause our actual results to differ materially from those indicated by any forward-looking statement.


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